Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ANNOUNCES FOURTH QUARTER AND FULL YEAR 2010
PRODUCTION AND SALES RESULTS

(All figures are in United States dollars unless otherwise stated).

Vancouver, British Columbia – January 13, 2011 – Minefinders Corporation Ltd. today reported its production and sales results for the quarter ended December 31, 2010 and for the full 2010 year. Full 2010 financial and operating results will be released on February 24.

“We are pleased with the successful commissioning of the new Phase 2 leach pad during the fourth quarter following a challenging year”, commented Mark Bailey, President and Chief Executive Officer. “With production increasing from the Phase 2 leach pad, we look forward to improved gold and silver production from Dolores in 2011. The resulting cash flow and our strong balance sheet leave us fully funded to execute our growth strategy through continued development and optimization at Dolores and exploration at our other prospective properties.”

Fourth Quarter and 2010 Production and Sales Results

	Q4 2010	Full Year 2010
Gold ounces produced	16,102	56,110
Silver ounces produced	511,544	1,218,664

Gold ounces sold	14,150	55,977
Silver ounces sold	423,950	1,153,547
Gold equivalent ounces sold	22,690	75,767

Sales proceeds (millions)	$31.2	$92.9

Fourth quarter metal production totaled 16,102 ounces of gold and a quarterly record of 511,544 ounces of silver compared to the revised production forecast reported in November of 11,000 to 12,000 ounces of gold and 500,000 to 600,000 ounces of silver. Fourth quarter sales proceeds totaled $31.2 million, also a quarterly record, on the sale of 14,150 ounces of gold and 423,950 ounces of silver, or 22,690 gold-equivalent ounces.

Metal production for the 2010 year totaled 56,110 ounces of gold and 1,218,664 ounces of silver compared to the revised production forecast reported in November of 51,000 to 52,000 ounces of gold and 1.2 million to 1.3 million ounces of silver. Sales proceeds for the 2010 year totaled $92.9 million on the sale of 55,977 ounces of gold and 1,153,547 ounces of silver, or 75,767 gold-equivalent ounces. The calculation of operating and total cash costs for the fourth quarter and the full 2010 year has not yet been completed.

With the temporary cessation of leaching on the Phase 1 leach pad, all gold and silver production is originating from the Phase 2 leach pad. Initial leaching of the Phase 2 leach pad commenced in mid-September 2010 and, as the volume of material stacked and under leach has increased, production has increased. Production in October totaled 3,138 ounces of gold and 86,639 ounces of silver and production in November totaled 5,594 ounces of gold and 155,483 ounces of silver. Production continued to increase through December with gold production of 7,370 ounces and silver production of 269,422 ounces in December, the highest monthly silver production at Dolores to date.

On a gold-equivalent basis, material stacked on the leach pad was the highest grade since the commencement of operations at the Dolores Mine. Excluding material moved from the Phase 1 leach pad to the Phase 2 leach pad, approximately 1.4 million tonnes grading 0.60 grams per tonne gold and 56.96 grams per tonne silver (1.74 gold-equivalent grams per tonne at a 50 to 1 silver to gold ratio) and containing 27.2 thousand ounces of gold and 2.6 million ounces of silver were stacked to the Phase 2 leach pad during the quarter.

Remediation activities are continuing on the Phase 1 leach pad. The damaged area of the liner has been isolated and will require excavation of approximately 2.2 million tonnes to fully expose. Excavation of this material is in process with non-leached material from the Phase 1 leach pad being moved to the Phase 2 leach pad in order to accelerate metal recovery. Excavation and repair of the Phase 1 leach pad liner is estimated to cost approximately $3.5 million and be completed late this year. There are approximately 16,500 ounces of recoverable gold and 1.75 million ounces of recoverable silver remaining on the Phase 1 leach pad and available for recovery on resumption of leaching.

Timing for Release of Full 2010 Financial and Operating Results

After market close on Thursday, February 24, 2011 Minefinders will release its full 2010 financial and operating results. An investor conference call will be held on Friday, February 25, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing toll-free 1-877-240-9772 or 1-416-340-8527 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will also be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until March 4, 2011 by calling toll-free 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S and entering pass code 6506584.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico.  For more information, please visit our website at www.minefinders.com.

Investor contacts:
Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Gold Equivalent Ounces

Gold equivalent ounces sold includes gold and silver ounces sold converted to gold equivalent ounces based on the ratio of the actual realized gold price to the actual realized silver price on sales during the period. Gold equivalent ounces sold in the fourth quarter and full 2010 year were estimated using a 50 to 1 silver to gold ratio and a 56 to 1 silver to gold ratio, respectively

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended September 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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